Filed Pursuant to Rule 433

Registration No. 333-228489

May 12, 2020

AmerisourceBergen Corporation
$500,000,000 2.800% Senior Notes due 2030
Pricing Term Sheet

Issuer:	AmerisourceBergen Corporation

Format:	SEC Registered

Trade Date:	May 12, 2020

Settlement Date:	May 19, 2020 (T+5)(1)

Joint Book-Running Managers:	BofA Securities, Inc. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC PNC Capital Markets LLC TD Securities (USA) LLC KeyBanc Capital Markets

Security Description:	2.800% Senior Notes due 2030

Principal Amount:	$500,000,000

Coupon:	2.800%

Maturity Date:	May 15, 2030

Offering Price:	99.706%

Yield to Maturity:	2.834%

Benchmark Spread to Treasury:	215 basis points

Benchmark Treasury Issue:	1.500% due February 15, 2030

Benchmark Treasury Price:	107-22

Benchmark Treasury Yield:	0.684%

Ratings*:	Baa2 (Moody’s) / A- (S&P) / A- (Fitch)

Interest Payment Dates:	May 15 and November 15, beginning November 15, 2020

Optional Redemption:	Make-whole call at T+35 basis points Par call on or after February 15, 2030 (the date that is three months prior to maturity)

Change of Control Triggering Event Put:	101% of principal amount plus accrued interest to the date of purchase

CUSIP:	03073E AR6

ISIN:	US03073EAR62

(1) The Issuer expects that delivery of the notes will be made against payment therefor on or about May 19, 2020, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day before settlement should consult their own advisor.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed an automatic shelf registration statement, including a prospectus dated November 20, 2018 (File No. 333-228489), and a preliminary prospectus supplement dated May 12, 2020 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, MUFG Securities Americas Inc. toll-free at 877-649-6848 or U.S. Bancorp Investments, Inc. toll-free at 877-558-2607.